WILMINGTON REXFORD





January 7, 2003

Via Edgar Transmission and facsimile to (202) 942-9635

Karen J. Garnett, Assistant Director
Mail Stop 0409
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:         E-TREND NETWORKS, INC. (NKA WILMINGTON REXFORD, INC.)
            FORM SB-2 FILED SEPTEMBER 26, 2001
            FILE NO. 333-70184

Dear Ms. Garnett:

         Wilmington Rexford, Inc. (formerly E-Trend Networks, Inc.) (the "Company") hereby requests pursuant to Rule 477 of Regulation C of the
Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form SB-2, including all amendments and exhibits thereto (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on September 26, 2001. The Registration Statement is being withdrawn in lieu of amending the Registration Statement. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (305) 695-8765.

         If you have any questions regarding this request for withdrawal, please contact Fay Matsukage, Esq., counsel for the Company, at (303) 282-4105.

Sincerely,

/s/ ROBERT G. TAYLOR

Robert G. Taylor
President


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